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Exhibit 99.1

        Press Release of Grupo Corporativo ONO, S.A., dated 10 December 2002 announcing bank approval for business plan amendments

10-DEC-02: GRUPO CORPORATIVO ONO, S.A. ANNOUNCES BANK APPROVAL FOR BUSINESS PLAN AMENDMENTS

Bank approval achieved for business plan amendments

        Madrid—10 December 2002

        ONO (www.ono.es), one of the leading broadband communications companies in Spain, confirms that it has received the required approvals from the financial institutions in its €800 million senior bank facility in connection with the modified Dutch auction tender offer for Notes announced by Grupo Corporativo ONO, S.A. on 20 November 2002.

        Approval was required from a majority of the financial institutions representing a total of 66.67% of the commitments under the senior bank facility. At close of business on the date set as the deadline for responses, which was Friday 6 December, positive and unconditional responses had been received from institutions representing a total of over 70% of these commitments.

        Subject to the completion of the modified Dutch auction the documentation of the senior bank facility will be amended to reflect the approvals that have been achieved. The banks will need to approve all documentation before the transaction can be formally closed. If the modified Dutch auction is not completed satisfactorily no amendments will be made. As and when the senior bank facility documentation is closed and signed, it will be made available through a public filing. The amendments to the senior bank facility include the following:

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  Approval for use of funds from senior bank facility by Cableuropa, S.A. to purchase Notes acquired in tender

    Subject to the provision of funding from the shareholders of Grupo Corporativo ONO in agreed amounts, the banks have approved the use of up to €50 million of funds from the senior bank facility to finance the remainder of the purchase price of the Notes acquired. This is to be structured as a drawing on the facility for around €10 million and the use of around €40 million from the "escrow" account created in the first quarter of 2002 for the payment of high yield interest. The "escrow" account will then be closed and future high yield interest payments will, to the extent permitted, be made from borrowings under the senior bank facility.

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  Reduction in facility amount

    The revised senior bank facility will have a total facility amount of €750 million, reduced from €800 million. The new "bank case" business plan for the ONO business shows peak drawings under the senior bank facility of just over €700 million in the year 2004. Drawings under the senior bank facility were €220 million as at 30 September 2002.

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  Additional covenant imposed

    ONO has agreed to a new covenant test to limit future capital expenditure. This covenant will be tested every quarter and, other than a limited amount of success driven flexibility, provides no headroom against the new bank case business plan.

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  Reduced availability in the short term

    The level of debt availability under the senior bank facility has been reduced during the year 2003. This reflects, in part, the lower level of borrowings under the facility to date.

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  Stage 1 covenant amendments

    These covenants have been amended to provide additional headroom towards the end of 2003 but there has been some tightening of covenant levels in the near term.

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  Stage 2 covenant amendments

    The structure of the stage 2 covenants remains as before and final levels will be set finally when, and if, the tender offer is closed and the total number of bonds tendered is known. The headroom provided against the new bank case business plan will be reduced in comparison with the level of headroom provided against the previous bank case business plan.

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  Assumption of €100 million debt by Cableuropa from Grupo Corporativo ONO

    Cableuropa is to be permitted to assume a debt of up to €100 million from its parent company, Grupo Corporativo ONO as part of the process of cancelling the bonds purchased. This loan will pay cash interest at 7.5% per annum. This debt will rank pari passu with Cableuropa's senior subordinated guarantees of the Notes and will have a maturity after the maturity of the Notes acquired with the proceeds of the loan.

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  Miscellaneous

    The banks have agreed to a number of other amendments which are largely mechanical and include all of the necessary measures for the proposed recapitalisation of the ONO group, as described in the tender offer document referred to below.

        The formal approval of the banks to all of the amendments and waivers proposed is conditional on the successful closing of the tender offer by Grupo Corporativo ONO. On 5 December 2002, it was announced that a number of "Conditions to the Offers" (for further information, please see the tender offer document filed with the SEC on 20 November) remain unsatisfied. In particular the requirement that there be validly tendered and not validly withdrawn Notes, regardless of series, in aggregate principal amount of at least €325 million had not been satisfied as at 5 December 2002.

About ONO:

        ONO is one of the leading integrated broadband services providers in Spain. It offers direct access telephony, pay television and Internet access services to the residential market where it has a target market of over four million homes in exclusive franchise areas. In the business market, ONO offers advanced voice, data and application services across its own high capacity local access and national backbone networks. ONO's principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, GE Capital, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

        Certain statements in this release are "forward looking statements" intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group's growth, the development of the group's markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which will presented in the group's filings with the Securities and Exchange Commission.

For further information, please contact:

Jonathan Cumming
Group Treasurer
(+34) 91 180 9444
jonathan.cumming@ono.es

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Exhibit 99.1
10-DEC-02: GRUPO CORPORATIVO ONO, S.A. ANNOUNCES BANK APPROVAL FOR BUSINESS PLAN AMENDMENTS
Bank approval achieved for business plan amendments